SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 November 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 14 November 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

PROTHERICS PLC ("PROTHERICS")

Proposed delisting of American Depositary Shares from NASDAQ

London, UK; Brentwood, TN, US;
14
 November

2008 -
Protherics PLC (LSE: PTI, Nasdaq: PTIL) ("Protherics") has today provided notice to NASDAQ for the delisting of its American Depositary Shares ("ADSs") in connection with its proposed acquisition by BTG plc ("BTG"), a public limited company incorporated under the laws of England and Wales with ordinary shares listed on the London Stock Exchange (LSE: BGC).

The Scheme of Arrangement by which the acquisition is being effected is expected to become effective on December 4, 2008, subject to the sanction of the Scheme of Arrangement by the High Court of England and Wales at a hearing to be held on December 1, 2008 and the confirmation by the Court of the associated reduction of Protherics' share capital at a separate hearing to be held on December 3, 2008, as well as the satisfaction or (where applicable) waiver of the other applicable conditions. In accordance with the rules of the Securities and Exchange Commission and NASDAQ, Protherics has provided written notice to NASDAQ of its intent to delist the ADSs.

Pursuant to the Scheme of Arrangement, each holder of Protherics ordinary shares will receive .291 shares of BTG for each Protherics ordinary share held as at 6.00 p.m.,
London
 time, on December 3, 2008 (the "Scheme Record Time").
In connection with the Scheme of Arrangement,
 the Depositary Agreement governing the ADSs and the ADS program will be terminated.
Holders of ADSs will not receive BTG ordinary shares pursuant to the Scheme of Arrangement in respect of their ADSs
. Instead, concurrently with the Scheme of Arrangement becoming effective, The Bank of New York Mellon, as Depositary for the ADSs, will sell the BTG ordinary shares it receives pursuant to the Scheme of Arrangement on the London Stock Exchange. The Depositary will credit the accounts of the ADS holders with the proceeds of such sales upon presentation of the Protherics ADSs for cancellation, net of the Depositary's fees and expenses.
The Scheme of Arrangement was approved at a Court convened meeting of Protherics shareholders and a separate extraordinary general meeting of Protherics shareholders that were both held on November 11, 2008. Assuming that the Scheme of Arrangement is sanctioned by the High Court of England and Wales at a hearing to be held on December 1, 2008, (and an associated reduction in Protherics' share capital is confirmed by the Court at a separate hearing to be held on December 3, 2008), and all other applicable conditions are either satisfied or (where applicable) waived, the Scheme of Arrangement will become effective, and the acquisition will complete, on December 4, 2008 upon the delivery of the Court's orders to the UK Registrar of Companies.

Protherics intends to file a Form 25 with the Securities and Exchange Commission on November 24, 2008, to effect the delisting. The delisting will be effective before the open of the NASDAQ market on December 4, 2008. Protherics reserves the right to delay the filing of the Form 25
.

Protherics and BTG also anticipate filing a Form 15F on or about December 4, 2008 to terminate their registration under Section 12(g) of the Securities Exchange Act of 1934 and to terminate their reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934.
Therefore, Protherics and BTG intend to suspend filing periodic and current reports with the Securities and Exchange Commission on or about December 4, 2008.

Notes for Editors:

About Protherics

Protherics is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab™ and DigiFab™, approved for sale in the
US
. The Company has the opportunity to sell these products in the
US
 from October 2010 together with Voraxaze™, a supportive cancer care product, following anticipated approval in the
US
 in 2010. Protherics is also developing a number of other products in the cancer arena that it can commercialise in-house.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab™ which has been partnered by AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and Digoxin Immune Fabs for which licensing partners will be sought in 2008-2009. These products have the potential to be high value products that can provide additional funding for the Company.

Protherics reported revenues of £26.1 million for the year ended 31 March 2008 and a strong cash balance of £37.7 million. With headquarters in
London
, the Company has approximately 300 employees across its operations in the
UK
, US and
Australia
.

On September 18, 2008, Protherics announced a proposed merger with BTG through a recommended share offer to be made by BTG to Protherics shareholders, which was approved by Protherics shareholders at an extraordinary general meeting on November 11, 2008.

For further information visit
www.protherics.com

About BTG

BTG in-licenses, develops and commercializes pharmaceuticals targeting neurological and other disorders including varicose veins and has a broad internal pipeline of development programs. The company also has a substantial and growing revenue stream of royalties from out-licensed products. BTG operates from offices in
London
,
Philadelphia
 and
Osaka
. For further information, visit:
www.btgplc.com

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING

STATEMENTS

The statements in this press release that are not historical facts constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the anticipated timing of the acquisition by BTG and the delisting and deregistration of Protherics ADSs. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

For further information contact:

Protherics
Andrew Heath , CEO	+44 (0) 20 7246 9950
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar , President Protherics Inc	+1 615 327 1027

BTG
Andy Burrows, Director of Investor Relations	+44 (0)20 7575 1741
Christine Soden, Chief Financial Officer	+44 (0)20 7575 1591

Financial Dynamics - press enquiries
London: Ben Atwell , Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visit
www.protherics.com